UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14041406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 28 2014
Washington DC
404

SEC FILE NUMBER
8- 28580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807-A Camarillo Springs Road
(No. and Street)

Camarillo (City) California (State) 93012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitchell Voss (805) 764-6730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/28/14

OATH OR AFFIRMATION

I, Mitchell Voss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn to (or affirmed) before me on this 6 day of August 2014 by Mitchell Voss proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

AMY L. HAGIU
Commission # 2020406
Notary Public - California
Los Angeles County
My Comm. Expires Jun 11, 2017

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.:

We have audited the accompanying statement of financial condition of Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the Company) as of June 30, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Securities, Inc. of California dba Mutual Securities, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Financial Condition
June 30, 2014

Assets

Cash and cash equivalents	$ 1,556,156
Deposit with clearing organization	200,000
Commissions receivable	319,637
Furniture, equipment, and leasehold improvements, net	50,961
Prepaid expenses	115,128
Note receivable	12,103
Other assets	200
Deposit- other	100,000
Total assets	$ 2,354,185

Liabilities and Stockholders' equity

Liabilities

Accounts payable and accrued expenses	$ 39,390
Payable to brokers or dealers	591,468
Profit sharing contribution payable	20,758
Income taxes payable	4,780
Total liabilities	656,396
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized, 31,216 shares issued and outstanding	23,413
Additional paid-in capital	142,726
Retained earnings	1,531,650
Total stockholders' equity	1,697,789
Total liabilities and stockholders' equity	$ 2,354,185

The accompanying notes are an integral part of these financial statements

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Income
For the Year Ended June 30, 2014

Revenues	
Brokerage commission income	$ 6,478,805
Mutual fund and direct product commissions	3,345,418
Insurance and annuity commissions	2,748,271
Advisory fees	114,036
Interest income	285
Other income	914,626
Total revenues	13,601,441
Expenses	
Employee compensation and benefits	1,490,513
Commissions and floor brokerage	9,593,151
Communications	88,030
Professional fees	380,959
Occupancy and equipment rental	151,178
Other operating expenses	1,113,913
Total expenses	12,817,744
Net income before income tax provision	783,697
Income tax provision	11,756
Net income	$ 771,941

The accompanying notes are an integral part of these financial statements

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2013	$ 23,413	$ 142,726	$ 1,259,709	$ 1,425,848
Distributions to stockholders	-	-	(500,000)	(500,000)
Net income	-	-	771,941	771,941
Balance at June 30, 2014	$ 23,413	$ 142,726	$ 1,531,650	$ 1,697,789

The accompanying notes are an integral part of these financial statements

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2014

Cash flow from operating activities:		
Net income		$ 771,941
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$ 7,760	
(Increase) decrease in assets:		
Commissions receivable	8,121	
Prepaid expense	(13,051)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	2,617	
Payable to brokers/dealers	170,070	
Profit sharing contribution payable	1,610	
Income taxes payable	(3,149)	
Total adjustments		173,978
Net cash and cash equivalents provided by operating activities		945,919
Cash flow from investing activities:		
Proceeds from repayments on note receivable	31,977	
Net cash and cash equivalents provided by investing activities		31,977
Cash flow from financing activities:		
Capital distributions	(500,000)	
Net cash and cash equivalents used in financing activities		(500,000)
Net decrease in cash and cash equivalents		477,896
Cash and cash equivalents at beginning of year		1,078,260
Cash and cash equivalents at end of year		$ 1,556,156

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ 3,984	
Income taxes	$ 14,905	

The accompanying notes are an integral part of these financial statements

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from agency commissions and equity transactions. Services offered include the sale of corporate debt, equity securities, options, U.S. government and municipal securities to instituational and retail customers. Services also include the sale of variable life insurance policies and annuities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

In 2013, all of the investment adviser representatives and their advisory client accounts were transferred from the Company to Mutual Advisors, LLC. ("Mutual Advisors"). Mutual Advisors is affiliated with the Company through common control. The Company withdrew its registration as a registered investment adviser effective September 2, 2013 and no longer offers fee-based advisory services. The Company will continue to offer brokerage services to certain clients of Mutual Advisors, and either those certain clients or their investment adviser representatives will be charged for such brokerage services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property, plant and equipment

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Advertising and promotional cost

Advertising and marketing costs are expensed as incurred. For the year ended June 30, 2014, advertising costs of $3,638 are included in other operating expense.

Income taxes

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 21, 2014, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2014 was $200,000.

Note 3: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	67,986	7
Machinery and equipment		59,729	5
Leasehold improvements		59,007	15
Total cost of furniture, equipment, and leasehold improvements		186,722	
Less: accumulated depreciation		(135,761)	
Furniture, equipment, and leasehold improvements, net	$	50,961	

Depreciation expense for the year ended June 30, 2014 was $7,760.

Note 4: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California franchise tax of $11,756.

Note 4: INCOME TAXES (Continued)

Management regularly evaluates the likelihood of realizing the benefit for income tax positions taken by the Company in various federal and state filings by considering all relevant facts, circumstances and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended June 30, 2014. Although, the IRS is not currently examining any of the Company's income tax returns, tax years 2010 through 2013 remain open and are subject to examination.

Note 5: NOTE RECEIVABLE

At June 30, 2014, the Company had two unsecured notes receivable totaling $12,103. The notes earned interest at the rate of .25% per annum and are to be repaid in monthly installments through December 2014.

Note 6: RELATED PARTY TRANSACTIONS

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2014, the Company paid $139,892 in occupancy expense to KCMA. See Note 9 for further information on the lease agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

As mentioned in Note 1, the Company transferred all of its advisory clients to Mutual Advisors. Throughout the year ended June 30, 2014, the Company collected fees on behalf of Mutual Advisors and subsequently remitted the entirety of payments to Mutual Advisors. The Company also collects fees from Mutual Advisors for advisor ticket charges. During the year ended June 30, 2014, these fees totaled $16,148.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2014

Note 7: 401 (K) PROFIT SHARING PLAN

The Company has a 401(k) plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the year ended June 30, 2014, the Company incurred a total of $43,604 in matching contributions.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement dated October 1, 2009 (see Note 6) which will expire on August 31, 2015, with an option to renew for three five year periods.

At June 30, 2014, the minimum annual payments are as follows:

Year Ending June 30,		
2015	$	139,892
2016		23,315
2017 and thereafter		-
	$	163,207

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

During the year ending June 30, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-11	Balance Sheet (Topic 210): Disclosures about offsetting assets and liabilities	Fiscal years beginning on or after January 1, 2013
2013-11	Income Taxes (Topic 740): Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists (A consensus of the FASB emering issues task force)	Fiscal years beginning after December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2014, the Company had net capital of $1,373,560 which was $1,273,560 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($656,398) to net capital was 0.48 to 1, which is less than the 15 to 1 maximum allowed.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2014

Computation of net capital		
Common stock	$ 23,413	
Additional paid-in capital	142,726	
Retained earnings	1,531,650	
Total stockholders' equity		$ 1,697,789
Less: Non-allowable assets		
Other current assets	(8,434)	
Furniture, equipment, and leasehold improvemei	(50,961)	
Prepaid expense	(115,128)	
Note receivable	(12,103)	
Deposit- other	(100,000)	
Total non-allowable assets		(286,626)
Net capital before haircuts		1,411,163
Less: Haircuts on securities		
Haircut on money markets	(24,603)	
Other deductions	(13,000)	
Total haircuts on securities		(37,603)
Net Capital		1,373,560
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 43,760	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 1,273,560
Ratio of aggregate indebtedness to net capital	0.48 : 1	

See independent auditors' report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

A computation of reserve requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Period Ended June 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Report on Exemption Provisions

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Mutual Securities, Inc. of California dba Mutual Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mutual Securities, Inc. of California dba Mutual Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Mutual Securities, Inc. of California dba Mutual Securities, Inc. stated that Mutual Securities, Inc. of California dba Mutual Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Auditor's Review

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Opinion

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MUTUAL SECURITIES, INC.
Member FINRA SIPC • Est. 1982

Assertions Regarding Exemption Provisions

We, as members of management of Mutual Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through June 30, 2014.

Mutual Securities, Inc.

By: [signature]

Name: Mitchell C. Voss

Title: President

Date: 7/22/14

P.O. Box 2864, Camarillo, CA 93011-2864
(805) 764-6740 • FAX: (805) 987-4300

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended June 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Mutual Securities, Inc. of California dba Mutual Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s management is responsible for the Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Mutual Securities, Inc. of California dba Mutual Securities, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2014

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule of Securirties Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2014

		Amount
Total assessment	$	16,855
SIPC-6 general assessment Payment made on January 17, 2014		(8,196)
SIPC-7 general assessment Payment made on July 15, 2014		(8,659)
Total assessment balance	$	-